QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Illini Corporation
(Name of the Issuer)

Illini Corporation
Illini Merger Co.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

451773105
(CUSIP Number of Class of Securities)

Gaylon E. Martin
President and Chief Executive Officer
Illini Corporation
3200 West Iles Avenue
Springfield, Illinois 62707
(217) 787-5111
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the person(s) filing statement)	Copy to: Timothy E. Kraepel Howard & Howard Attorneys, P.C. 39400 Woodward Avenue, Suite 101 Bloomfield Hills, MI 48304-5151 (248) 645-1483

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF REGISTRATION FEE

Transaction valuation*	Amount of filing fee
$1,848,785	$218

*
For purposes of calculating the fee only. This amount assumes the acquisition of 45,649 shares of common stock of the subject company acquired in the merger for $40.50 per share in cash (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0001177 of the Total Consideration.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $218	Filing Party: Illini Corporation

Form or Registration No.: Preliminary Schedule 13E-3	Date Filed: September 26, 2005

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3") is being filed by Illini Corporation, an Illinois corporation (the "Company") in connection with the merger (the "Merger") of Illini Merger Co., (a recently incorporated Illinois corporation formed solely for the purpose of effecting the Merger) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger was effectuated pursuant to an Agreement and Plan of Merger, dated effective as of August 18, 2005 (the "Merger Agreement"), between the Company and Illini Merger Co.

        The results of the 13e-3 Transaction are as follows:

        1.     A special meeting of shareholders of the Company was held on February 13, 2006. At such special meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the shareholders of the Company in accordance with the Illinois Business Corporation Act and the Company's Articles of Incorporation.

        2.     The 13e-3 Transaction occurred on February 28, 2006, upon the effectiveness of the filing of the Articles of Merger with the Secretary of State of the State of Illinois (the time the 13e-3 Transaction became effective is referred to as the "Effective Time"). The Company was the surviving corporation in the 13e-3 Transaction.

        3.     As of the Effective Time, (i) each share of the Company's common stock, par value $0.01 per share (the "Common Stock"), held of record by a shareholder who owned, as of the close of business on February 27, 2006, fewer than 200 shares of Common Stock was converted into the right to receive $40.50 in cash from the Company; and (ii) each share of the Common Stock held of record by a shareholder who owned, as of such date, 200 or more shares of Common Stock was not affected by the Merger and remains outstanding.

        4.     Concurrently with the filing of this Schedule 13E-3, a Form 15 will be filed with the Securities and Exchange Commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2006	ILLINI CORPORATION
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin President and Chief Executive Officer
ILLINI MERGER CO.
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin President

3

QuickLinks

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER INTRODUCTION
SIGNATURE